

October 5, 2011

Via E-mail
Qingtao Xing
President and Chief Executive Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re: Shiner International, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

We have reviewed your registration statement and have the following comment.

<p style="text-align:center">Form S-1</p>

Incorporation of Documents by Reference, page 15

1. We note that you filed amendment no. 2 to your Form 10-Q for the quarterly period ended March 31, 2011 on September 26, 2011, after you filed amendment no. 5 to Form S-1. Please revise your registration statement to include amendment no. 2 to Form 10-Q for the quarterly period ended March 31, 2011 and any other document that must be incorporated by reference prior to effectiveness.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
  Jacquelyn A. Hart, Esq.
  Stevens & Lee, P.C.